December 2, 2016

VIA EDGAR

Mr. John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Comment on Amendment No. 37 to the Registration Statement on Form N-1A filed on September 28, 2016

(the “Amendment”) of BlackRock Master LLC (the “Master LLC”) on behalf of

BlackRock Master Small Cap Growth Portfolio (the “Portfolio”)

Dear Mr. Grzeskiewicz:

This letter responds to a comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) during a phone call on November 15, 2016, regarding the above-referenced Amendment.

The Staff’s comment is described below and has been summarized to the best of our understanding. We have discussed the Staff’s comment with representatives of the Master LLC. The Master LLC’s response to the Staff’s comment is set out immediately under the restated comment.

Comment: The Staff notes that the section in Item 9 of the Amendment entitled “Investment Objective, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings—Implementation of Investment Objective” includes the following disclosure: “Although a universal definition of small-capitalization companies does not exist, the Portfolio generally defines these companies as those with market capitalizations, at the time of the Portfolio’s investment, comparable in size to the companies in the Russell 2000® Index (between approximately $133 million and $3.86 billion as of May 27, 2016) or to the companies at the time of entry in the S&P SmallCap 600® Index (between approximately $55 million and $4.87 billion as of June 30, 2016).” The Staff requests that the Master LLC consider (i) removing the word “generally” from this disclosure or (ii) clarifying that the word “generally” means that, for purposes of the Portfolio’s 80% test, the Portfolio may invest in securities of companies with market capitalizations less than those in the Russell 2000® Index and the S&P SmallCap 600® Index, rather than securities of companies with market capitalizations greater than those in these indices.

Response: In response to the Staff’s comment, the Master LLC will remove the word “generally” from the above disclosure in the next update of the Portfolio’s registration statement.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Master LLC’s Registration Statement.

Very truly yours,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Benjamin Archibald, Esq.
BlackRock Advisors, LLC

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.